                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  )

NAME OF ISSUER:                 Home Security International

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:                   437333-107

CUSIP NO.                       437333-107

(1)     Names of Reporting Persons                      MELLON BANK CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power               422,500
Beneficially
Owned by Each             (6)     Shared Voting Power                   0
Reporting Person
With                      (7)     Sole Dispositive Power          422,500

                          (8)     Shared Dispositive Power              0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  422,500

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9) 8.20

(12)    Type of Reporting Person (See Instructions)                   HC
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CUSIP NO. 437333-107

(1)     Names of Reporting Persons                       MELLON BANK N.A.
        SS or IRS Identification Nos. Of Above Person    IRS No. 25-0659306

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization                  United States

Number of Shares         (5)     Sole Voting Power                      422,500
Beneficially
Owned by Each            (6)     Shared Voting Power                          0
Reporting Person
With                     (7)     Sole Dispositive Power                 422,500

                         (8)     Shared Dispositive Power                     0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person    422,500


(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                       (   )

(11)    Percent of Class Represented by Amount in Row (9) 8.20

(12)    Type of Reporting Person (See Instructions)                        BK
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CUSIP NO. 437333-107

(1)     Names of Reporting Persons                      THE DREYFUS CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 13-5673135

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power                422,500
Beneficially
Owned by Each            (6)     Shared Voting Power                    0
Reporting Person
With                     (7)     Sole Dispositive Power           422,500

                         (8)     Shared Dispositive Power               0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  422,500

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9) 8.20

(12)    Type of Reporting Person (See Instructions)                  IA
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CUSIP NO. 437333-107

(1)     Names of Reporting Persons              Premier Aggressive Growth Fund

        SS or IRS Identification Nos. Of Above Person    IRS No. 13-2626684

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power                 297,500
Beneficially
Owned by Each            (6)     Shared Voting Power                     0
Reporting Person
With                     (7)     Sole Dispositive Power            297,500

                         (8)     Shared Dispositive Power                0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   297,500

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9) 5.78

(12)    Type of Reporting Person (See Instructions)                  IV
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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer: Home Security International

Item 1(b)   Address of Issuer's Principal Executive Offices:
            LEVEL 7, 77 PACIFIC HIGHWAY, NORTH SYDNEY,
            SYDNEY, NSW 0260 AUSTRALIA

Item 2(a)   Name of Person Filing:   Mellon Bank Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank Corporation
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number: 437333-107

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).


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Item 7   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported by the Parent Holding Company:    See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date: January 20, 1998

MELLON BANK CORPORATION


By:   WILLIAM L. DAWSON, JR.
    --------------------------
      William L. Dawson, Jr.
      Senior Vice President,
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Bank Corporation
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Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: January 20, 1998

MELLON BANK, N.A.


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President




THE DREYFUS CORPORATION


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Dreyfus Corporation


PREMIER AGGRESSIVE GROWTH FUND


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        Premier Aggressive Growth Fund

                           EXHIBIT I


The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank Corporation, as marked (X):


(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."

        (   )   Boston Safe Deposit and Trust Company
        (   )   Mellon Trust of California
        (   )   Mellon Trust of New York
        ( X )   Mellon Bank, N.A. (also parent holding company of the Dreyfus
                Corporation and Mellon Equity Associates)
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)
        (   )   Mellon Trust Florida
        (   )   Mellon, F.S.B.

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

        (   )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        (   )   Mellon Capital Management Corporation
        (   )   Mellon Equity Associates
        (   )   Boston Safe Advisors
        (   )   The Boston Company Asset Management, Inc.
        ( X )   The Dreyfus Corporation (also parent holding company of
                Dreyfus Investment Advisors, Inc.)
        (   )   Dreyfus Investment Advisors, Inc.

(C) The Item 3 classification of each of the legal entities listed below is "Item 3(g) Parent Holdings Company, in accordance with Section
240.13d-I(b)(ii)(G).

        ( X )   Mellon Bank Corporation
        (   )   Boston Group Holdings, Inc. (parent holding company of The
                Boston Company, Inc.)
        (   )   The Boston Company, Inc. (parent holding company of Boston Safe
                Advisors, Inc., The Boston Company Asset Management, Inc.,
                Boston Safe Deposit and Trust Company, Mellon Trust of
                California, Mellon Trust of New York and Mellon Trust Florida)
        (   )   MBC Investment Corporation (parent holding company of Laurel
                Capital Advisors, Franklin Portfolio Associates, Mellon Bank,
                F.S.B. and Mellon Capital Management Corporation)
        (   )   Mellon Financial Corporation (MD)(parent holding company of
                Mellon Bank (MD)

NOTE: All of the legal entities listed under (A) and (B) above are direct or indirect subsidiaries of Mellon Bank Corporation. Beneficial ownership of more than five percent of the class by any one of the subsidiaries or intermediate parent holding companies listed above is reported on a joint reporting person page for that subsidiary on the attached Schedule 13G and is incorporated in the total percent of class reported on Mellon Bank Corporation's reporting person page. (Do not add the shares or percent of class reported on each joint reporting person page on the attached Schedule 13G to determine the total percent of class for Mellon Bank Corporation.)